UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 24)

Bandag, Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
059815-100
(CUSIP Number)
Jay O. Rothman Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414)271-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 059815-100	Page 2 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin G. Carver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 383,526(See Item 5)
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,815,685 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 583,528 (See Item 5)
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,815,685 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,199,211 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% (See Item 5)
14		TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	Page 3 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roy J. Carver, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 400,732 (See Item 5)
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,615,685 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 400,732 (See Item 5)
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,615,685 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,016,417 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2% (See Item 5)
14		TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	Page 4 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,615,685 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,615,685 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,615,685 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2% (See Item 5)
14		TYPE OF REPORTING PERSON * OO (LLC)

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	Page 5 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carver Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,615,685 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,615,685 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,615,685 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2% (See Item 5)
14		TYPE OF REPORTING PERSON * PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	Page 6 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin G. and Ruth A. Carver Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United STates of America

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 200,000 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 200,000 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (See Item 5)
14		TYPE OF REPORTING PERSON * CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	Page 7 of 11 Pages

Item 1.      Security and Issuer

        This Amendment No. 24 to Schedule 13D relates to shares of Common Stock, par value $1.00 per share (the “Common Stock”), of Bandag, Incorporated, an Iowa corporation (the “Issuer”). This Amendment is being filed to reflect the transfer by Martin G. Carver of 200,000 shares of Common Stock to the Martin G. and Ruth A. Carver Foundation. The address of the principal executive offices of the Issuer is 2905 North Highway 61, Muscatine, Iowa 52761.

Item 2.      Identity and Background.

        (a), (b), (c) and (f):     This Amendment No. 24 to Schedule 13D is being filed on behalf of each of the following persons:

            (1)     Martin G. Carver, a United States citizen, whose business address is 2905 North Highway 61, Muscatine, Iowa 52761. Martin G. Carver is currently Chairman of the Board, Chief Executive Officer and President of the Issuer.

            (2)     Roy J. Carver, Jr., a United States citizen, whose business address is 2905 North Highway 61, Muscatine, Iowa 52761. Roy Carver, Jr. is currently Chairman of the Board of Directors of Carver Pump Company, a builder of centrifugal pumps; President of Carver Aero, Inc., which operates fixed base operations at airports in Muscatine, Iowa and Davenport, Iowa; and President of Carver Hardware, Inc., which operates a chain of hardware stores. The principal business address of Carver Pump Company is 2415 Park Avenue, Muscatine, Iowa 52761. The principal business address of Carver Aero, Inc. is 5701 Grandview Avenue, Muscatine, Iowa 52761. The principal business address of Carver Hardware, Inc. is P.O. Box 8167, Muscatine, Iowa 52761.

            (3)     Carver Management Company LLC, a Delaware limited liability company, was formed to serve as the sole general partner of a family limited partnership. The business address of Carver Management Company LLC is c/o Martin G. Carver, Manager, Carver Management Company LLC, 2905 North Highway 61, Muscatine, Iowa 52761. Martin Carver and Roy Carver, Jr. are the sole members of Carver Management Company LLC and share equally the voting power and the power to purchase or sell assets of Carver Management Company LLC.

            (4)     Carver Partners LP, a Delaware limited partnership, was formed to hold certain securities and other assets. The business address of Carver Partners LP is c/o Martin G. Carver, Manager, Carver Management Company LLC, General Partner, 2905 North Highway 61, Muscatine, Iowa 52761. Carver Management Company LLC is the sole general partner of Carver Partners LP and, as such, possesses the voting power and the power to purchase or sell assets of Carver Partners LP.

            (5)     The Martin G. and Ruth A. Carver Foundation, a Delaware not-for-profit corporation, was formed to make charitable contributions to religious, charitable, scientific, literary or educational organizations. The business address of the Foundation is c/o Martin G. Carver, 2905 North Highway 61, Muscatine, Iowa 52761.

        (d)     None of the reporting parties has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     None of the reporting parties has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 059815-100	Page 8 of 11 Pages

Item 5.      Interest in Securities of the Issuer.

        To the best of the reporting parties’ knowledge and based on information obtained from the Issuer, the aggregate number of shares of Common Stock of the Issuer outstanding on January 31, 2007 was 9,982,291 shares. The beneficial ownership percentages set forth in this Schedule 13D for each reporting party are calculated in accordance with the provisions of Rule 13d-3 and are based upon 9,982,291 shares of Common Stock outstanding.

(a)-(b):

            (1)     Martin G. Carver beneficially owns an aggregate of 3,199,211 shares of Common Stock, which represents 31.5% of the issued and outstanding shares of Common Stock. Included in this total are:

(i) 383,526 shares of Common Stock over which he possesses sole voting and investment power; and

(ii) 2,815,685 shares of Common Stock held by Carver Partners LP and the Martin G. and Ruth A. Carver Foundation, over which he shares voting and investment power by virtue of, as the case may be, his position as one of the two managers of Carver Management Company LLC, which is the sole general partner of Carver Partners LP, or the President and a member of the Board of Advisors of the Martin G. and Ruth A. Carver Foundation.

            (2)     Roy J. Carver, Jr. beneficially owns an aggregate of 3,016,417 shares of Common Stock, which represents 30.2% of the issued and outstanding shares of Common Stock. Included in this total are:

(i) 400,732 shares of Common Stock over which he possesses sole voting and investment power; and

(ii) 2,615,685 shares of Common Stock held by Carver Partners LP, over which he shares voting and investment power by virtue of his position as one of the two managers of Carver Management Company LLC, which is the sole general partner of Carver Partners LP.

            (3)     Carver Partners LP, a Delaware limited partnership, is the direct beneficial owner of 2,615,685 shares of Common Stock, representing 26.2% of the issued and outstanding shares of Common Stock.

            (4)     By virtue of its position as the sole general partner of Carver Partners LP, Carver Management Company LLC, a Delaware limited liability company, may be deemed to beneficially own the 2,615,685 shares of Common Stock, representing 26.2% of the issued and outstanding shares of Common Stock, held by Carver Partners LP.

            (5)     The Martin G. and Ruth A. Carver Foundation, a Delaware not-for-profit corporation, is the direct beneficial owner of 200,000 shares of Common Stock, representing 2.0% of the issued and outstanding shares of Common Stock.

(c)	Except as reported above, the reporting parties have not effected any transactions in the Issuer’s securities during the past sixty days.

(d)	None.

(e)	Not applicable.

CUSIP No. 059815-100	Page 9 of 11 Pages

Item 6.      Interest in Securities of the Issuer.

        On March 19, 2007, Martin G. Carver, the Martin G. and Ruth A. Carver Foundation and Grip Acquisition Corporation, an Iowa corporation, entered into a Joinder Agreement relating to that certain Voting Agreement dated December 5, 2006 (as previously define in Amendment No. 22 to this Schedule 13D, the “Voting Agreement”) between Mr. Carver and Grip Acquisition. Pursuant to the Voting Agreement, Mr. Carver has agreed to vote for and to grant irrevocable proxies to Grip Acquisition’s designees for the purpose of voting all of Mr. Carver’s shares in favor of that certain Agreement and Plan of Merger dated December 5, 2006 among Bandag, Grip Acquisition and Bridgestone Americas Holding, Inc., a Nevada corporation, and the transactions contemplated by the merger agreement, including the merger of Grip Acquisition with and into Bandag, and against, among other things, any proposal made in opposition to, or in competition or inconsistent with, the merger agreement or the proposed merger. (As previously reported in Amendment No. 22 to this Schedule 13D, Roy J. Carver, Jr. and Carver Partners LP have also entered into Voting Agreements.) The Voting Agreement also contains restrictions on the transfer of Mr. Carver’s shares unless Grip Acquisition consents to the transfer. Mr. Carver, the Martin G. and Ruth A. Carver Foundation and Grip Acquisition entered into the Joinder Agreement in connection with Mr. Carver’s transfer of 200,000 shares of Common Stock to the Martin G. and Ruth A. Carver Foundation. Grip Acquisition consented to the transfer of Mr. Carver’s shares, provided that the Martin G. and Ruth A. Carver Foundation became a party to the Voting Agreement by entering into the Joinder Agreement.

Item 7.      Material to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement to File Schedule 13D Jointly.

2	Agreement and Plan of Merger, dated December 5, 2006, by and among Bandag, Incorporated, Grip Acquisition Corporation and Bridgestone Americas Holding, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on 8-K dated December 5, 2006, filed by Bandag, Incorporated with the Securities and Exchange Commission on December 6, 2006).

3	Voting Agreement, dated December 5, 2006, by and between Martin G. Carver and Grip Acquisition Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on 8-K dated December 5, 2006, filed by Bandag, Incorporated with the Securities and Exchange Commission on December 6, 2006).

4	Voting Agreement, dated December 5, 2006, by and between Roy J. Carver, Jr. and Grip Acquisition Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on 8-K dated December 5, 2006, filed by Bandag, Incorporated with the Securities and Exchange Commission on December 6, 2006).

5	Voting Agreement, dated December 5, 2006, by and between Carver Partners LP and Grip Acquisition Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on 8-K dated December 5, 2006, filed by Bandag, Incorporated with the Securities and Exchange Commission on December 6, 2006).

CUSIP No. 059815-100	Page 10 of 11 Pages

Exhibit No.	Description

6	Joinder Agreement, dated March 19, 2007, by and among Martin G. Carver, the Martin G. and Ruth A. Carver Foundation and Grip Acquisition Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on 8-K dated March 19, 2007, filed by Bandag, Incorporated with the Securities and Exchange Commission on March 23, 2007)

CUSIP No. 059815-100	Page 11 of 11 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2007

/s/ Martin G. Carver
Martin G. Carver
/s/ Roy J. Carver, Jr.
Roy J. Carver, Jr.
CARVER PARTNERS LP
By: Carver Management Company LLC, as its General Partner
By: /s/ Martin G. Carver
Martin G. Carver, Manager
By: /s/ Roy J. Carver, Jr.
Roy J. Carver, Jr., Manager
CARVER MANAGEMENT COMPANY LLC
By: /s/ Martin G. Carver
Martin G. Carver, Manager
By: /s/ Roy J. Carver, Jr.
Roy J. Carver, Jr., Manager
MARTIN G. AND RUTH A. CARVER FOUNDATION
By: /s/ Martin G. Carver
Martin G. Carver, President
(acting pursuant to direction of Board of Advisors)

EXHIBIT 1

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: March 23, 2007

/s/ Martin G. Carver
Martin G. Carver
/s/ Roy J. Carver, Jr.
Roy J. Carver, Jr.
CARVER PARTNERS LP
By: Carver Management Company LLC, as its General Partner
By: /s/ Martin G. Carver
Martin G. Carver, Manager
By: /s/ Roy J. Carver, Jr.
Roy J. Carver, Jr., Manager
CARVER MANAGEMENT COMPANY LLC
By: /s/ Martin G. Carver
Martin G. Carver, Manager
By: /s/ Roy J. Carver, Jr.
Roy J. Carver, Jr., Manager
MARTIN G. AND RUTH A. CARVER FOUNDATION
By: /s/ Martin G. Carver
Martin G. Carver, President
(acting pursuant to direction of Board of Advisors)